Earnings Release 3Q25 1 f ROBUST REVENUE AND EBITDA MOMENTUM, DIRECT DIGITAL REVENUES UP 63% YOY THIRD QUARTER 2025 EARNINGS RELEASE

3Q25 HIGHLIGHTS

USD 1,115 million	**TOTAL REVENUE** +7.5% YoY	**USD 917 million**	**TELECOM AND INFRA REVENUE** +0.1% YoY
USD 198 million	**DIRECT DIGITAL REVENUE** +63.1% YoY	**USD 524 million**	**EBITDA** +19.7% YoY
USD 7.81 **USD 8.89**	**9M25 EARNINGS PER ADS (EPS)** +73.6% YoY **LTM EARNINGS PER ADS (EPS)** +60.2% YoY	**USD 223 million**	**CAPEX** **LTM Capex intensity +21.6%** (17.7% ex Ukraine)
USD 4,861 million	**GROSS DEBT**	**USD 1,729 million**	**NET DEBT EXCLUDING LEASES**
USD 1,666 million	**TOTAL CASH, CASH EQUIVALENTS AND DEPOSITS[1]** USD 653 million at HQ	**1.13x**	**NET DEBT EXCL. LEASES / LTM EBITDA**
USD 584 million	**LTM EQUITY FREE CASHFLOW** +357.1% YoY	**143.3 million**	**TOTAL DIGITAL MONTHLY ACTIVE USERS** +39.3% YoY

1. Cash and cash equivalents and deposits include USD 282 million relating to banking operations in Pakistan which is excluded for calculation of net debt.
2. Excludes Pakistan banking cash flows; Equity FCF is adjusted to include proceeds from sales of business 2Q25 onwards and proceeds from Kyivstar Group Ltd share issuance in 3Q25, all historical numbers have been restated to reflect this as well.

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Earnings Release 3Q25 3 Digital Acceleration Drives Robust Revenue and EBITDA Momentum Dubai, November 10, 2025 – VEON Ltd. (Nasdaq: VEON, the “Company”), a global digital operator that provides converged connectivity and online services, announces selected unaudited financial and operating results for the third quarter ended September 30, 2025. In 3Q25, VEON delivered 7.5% year-on-year growth in revenues and a 19.7% increase in EBITDA. Total revenues for the quarter reached USD 1,115 million. This performance was supported by resilient telecom and infrastructure trends and accelerating growth in direct digital revenues, which rose 63.1% YoY in USD terms, and accounted for 17.8% of total revenues in 3Q25. EBITDA for the quarter was USD 524 million, representing a 19.7% YoY increase. The EBITDA margin improved by 480 basis points YoY to 47.0%, reflecting scale efficiencies and continued cost discipline. Group Capex was USD 223 million in 3Q25, implying LTM capex intensity of 21.6% (17.7% excluding Ukraine), and reflects VEON’s sustained network-modernization and digital-infrastructure investments across its markets. As of September 30, 2025, total cash, cash equivalents and deposits stood at USD 1,666 million (including USD 282 million in customer deposits from banking operations in Pakistan), with USD 653 million held at HQ. Net debt to LTM EBITDA, excluding lease liabilities, stood at 1.13x (1.32x as of June 30, 2025), reflecting the successful completion of a USD 200 million bond issuance and the receipt of cash proceeds from the listing of Kyivstar Group Limited. (“Kyivstar Group”) and the sale of VEON’s Kyrgyzstan operations during the quarter. The quarter also saw the completion of several strategic initiatives, including the successful listing of Kyivstar Group on Nasdaq, the operational separation of JazzCash - which will now operate independently within the Group - and the sale of VEON’s Kyrgyzstan operations. In parallel, the Group advanced its AI1440 strategy, embedding locally trained large-language-model capabilities within select digital platforms to drive inclusive AI innovation across its markets. VEON is raising its EBITDA outlook for 2025 and now expects local currency EBITDA growth of 16% to 18% year-on-year. VEON continues to expect local-currency revenue growth of 13% to 15% year-on-year. For 2025, VEON now expects total revenue growth in USD terms of 7% to 8% YoY and EBITDA growth in USD terms of 10% to 11% YoY, assuming current FX rates. VEON expects capex intensity for 2025 (excluding Ukraine) to remain within the 17% to 19% range. VEON’s Board of Directors has authorized buyback programs for up to USD 100 million of the Company’s ADSs and/or outstanding bonds. Allocation between the two will be determined by prevailing market conditions. VEON has also mitigated the material uncertainty related to its ability to continue as a going concern. Following significant improvements in liquidity, successful financing activities, compliance with loan covenants, and risk mitigation measures despite ongoing geopolitical challenges, management has concluded that substantial doubt no longer exists regarding the Company's ability to continue as a going concern. EXECUTIVE SUMMARY “Our third-quarter performance once again demonstrates the resilience and strength of VEON’s Digital Operator model. We delivered strong revenue and EBITDA growth, supported by robust margins across our markets. Our digital businesses continue to accelerate as customer engagement grows across our digital platforms. Our focus on digital services, customer engagement, and operational excellence continues to drive VEON’s strong growth and financial outperformance. During the quarter, we also advanced key strategic initiatives, including the landmark listing of Kyivstar Group on the Nasdaq and the establishment of JazzCash as a standalone entity. These milestones reflect our ongoing focus on growth and value realization – initiatives that further strengthen VEON’s strategic foundation and position us for sustained growth and value creation. Looking ahead, we remain confident in VEON’s trajectory and optimistic about the opportunities before us. With strong momentum in our core businesses, an expanding portfolio of digital services, and a disciplined capital allocation policy VEON is well positioned to continue delivering growth and create long-term value for our shareholders, customers, and communities.” Kaan Terzioğlu commented on the results:

Earnings Release 3Q25 4 VEON GROUP: 3Q25 KEY HIGHLIGHTS VEON Group USD million except per ADS data 3Q25 3Q24 YoY 9M25 9M24 YoY Total revenue, of which: 1,115 1 ,037 7.5% 3 ,228 3 ,006 7.4% Telecom and infrastructure revenue 917 916 0.1% 2,703 2,672 1.2% Direct digital revenue 198 121 63.1% 525 334 57.1% Digital Revenue as % of Total Revenue 17.8% 11.7% 6.1p.p. 16.3% 11.1% 5.1p.p. EBITDA1 524 437 19.7% 1 ,483 1 ,283 15.6% EBIT (before listing loss, gains/(losses) from asset sales) 318 255 879 734 EBIT2 59 402 (85.3%) 1 ,118 880 27.0% Net profit for the period2 (127) 227 n.m 599 394 52.2% Net profit attributable to VEON shareholders2 (131) 209 n.m 563 334 68.8% Earnings per ADS (USD)2 ,3 (1.84) 2.86 n.m 7.81 4.50 73.6% Capex 223 198 12.7% Capex intensity 20.0% 19.1% 0.9p.p. LTM capex intensity4 21.6% 19.2% 2.3p.p. LTM Equity Free Cash Flow (before leases & license) 900 419 114.7% LTM Equity Free Cash Flow (after leases & license) 584 128 357.1% Sep 25 Sep 24 vs. Dec Cash and cash equivalents and deposits5 1,666 1 ,691 (1.5%) Cash and cash equivalents and deposits at HQ level 653 481 35.7% Net debt 3,478 2 ,934 18.5% Net debt, excluding leases 1,729 2,100 (17.7%) Net debt to EBITDA excl. leases 1.13 1.52 (25.8%) 3Q25 3Q24 YoY reported Operational Performance drivers (millions) Mobile customers 149.5 154.2 (3.1%) Fixed customers 1.9 1.8 3.4% 4G users 103.7 99.7 4.0% 4G subscriber base penetration 69.4% 64.6% 4.7p.p. Multiplay customers 43.5 35.3 23.3% ARPU USD Mobile 2.2 1.9 11.7% Multiplay 3.47 3.51 (0.9%) Voice 0.91 0.88 2.4% Digital Performance drivers (MAU millions - Sep'25) Total Digital 143.3 102.9 39.3% Financial Services 42.1 33.7 25.0% Entertainment 62.0 30.4 104.3% Ride-Hailing 3.6 n.a - Premium Digital Brands 3.3 1.3 160.0% Healthcare 3.8 3.5 9.7% Super Apps 44.4 37.9 17.0% Note: 1. Excludes the impact of a non-cash charge of USD 162 million recognized in 3Q25 results related to Kyivstar Group listing 2. Reflects a non-cash charge of USD 259 million recognized in 3Q25 results related to the Kyivstar Group listing and sale of Kyrgyzstan operations. 3. Weighted average common shares outstanding for earnings per share (in millions): 1,781 (3Q25), 1,829 (3Q24) and 1,797 (9M25), 1,769 (9M24). The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS. 4. LTM Capex Intensity excluding Ukraine: 17.7% 5. Cash and cash equivalents and deposits include USD 282 million relating to banking operations in Pakistan. This amount is excluded for calculation of net debt. “

Earnings Release 3Q25 5 3Q25 GROUP PERFORMANCE 6 OUTLOOK FOR 2025 9 PRESENTATION OF FINANCIAL RESULTS 10 COUNTRY OVERVIEW 15 KEY RECENT DEVELOPMENTS 21 ATTACHMENTS 23 DISCLAIMER AND NOTICE TO READERS 33 CONTENTS

3Q25 GROUP PERFORMANCE

OPERATIONAL AND FINANCIAL OVERVIEW

In the third quarter of 2025, **VEON delivered revenue growth of 7.5% year-on-year.** Revenue growth in local currency terms (+11% YoY) continues to exceed the average weighted inflation rate of 9.2% across VEON's markets for 3Q25, demonstrating the Group's ability to sustain fair pricing while capturing a greater share of consumer spending.

Telecom and infrastructure revenues amounted to USD 917 million in 3Q25. This represents a 0.1% year-on-year increase. Our network investments, coupled with product innovation and customer-centric digital engagement, continue to support ARPU growth and strengthen subscriber engagement.

Direct digital revenues reached USD 198 million in 3Q25, growing by 63.1% year-on-year. Direct digital revenues accounted for 17.8% of total Group revenues in 3Q25, up from 11.7% in 3Q24, underscoring the strong demand for our digital products.

USD (YoY)	3Q25		9M25	
	Tot. Rev	EBITDA	Tot. Rev	EBITDA
Group	**7.5%**	**19.7%**	**7.4%**	**15.6%**
Pakistan	12.8%	25.1%	15.5%	13.9%
Ukraine	20.0%	19.2%	25.0%	26.8%
Kazakhstan	(4.9%)	8.3%	(9.1%)	(11.4%)
Bangladesh	(5.0%)	(0.9%)	(14.8%)	20.0%
Uzbekistan	10.6%	6.7%	10.6%	13.0%

In 3Q25, **Group EBITDA** grew by 19.7%. **EBITDA margin** improved by 4.8 percentage points to 47.0%, reflecting the disciplined execution of strategic priorities, scale efficiencies and continued cost focus.

The Group ended the quarter with **total cash and deposits** of USD 1,666 million, including USD 653 million at headquarters and USD 282 million in customer deposits from Pakistan's financial services operations. **Net debt to LTM EBITDA**, excluding lease liabilities, stood at 1.13x (1.32x as of June 30, 2025), reflecting cash inflows from the Kyivstar Group listing and Kyrgyzstan divestment as well as the USD 200 million bond issuance completed during the quarter.

The Group reported 149.5 million mobile subscribers (-3.1% YoY) as of September 30, 2025 which excludes Kyrgyzstan subscribers following its sale. The **4G user base** grew 4.0% year-on-year to 103.7 million, with 4.0 million new 4G users were added during the last 12 months. As of 3Q25, 4G users represented 69.4% of the total base, up 4.7 p.p. YoY, driving the ongoing expansion of **multiplay users** – those engaging with at least one digital platform alongside 4G voice and data.

Our multiplay customers increased by 23.3% YoY to 43.5 million as of September 30, 2025 (representing 33.7% of the total base) and supported 22.5% YoY growth for the quarter. Multiplay revenues accounted for 55.4% of VEON's consumer revenues for 3Q25. Multiplay users deliver 3.8x higher ARPU and exhibit 50% lower churn rates compared to voice only users, supporting growth and margin expansion.

VEON continues to successfully execute its DO1440 Digital Operator strategy, expanding and localizing digital applications and enterprise services to meet the diverse needs of each market. Building on this foundation, we are also accelerating our AI1440 strategy – focused not only on driving efficiency but also augmenting human capabilities through inclusive, intelligent solutions. We are integrating AI-powered features across our digital platforms by embedding native-language models and tools within our SuperApps, making AI more accessible to everyday users, further strengthening our position as a digital-first, innovation-driven group.

In 3Q25, VEON advanced the **integration of AI-powered capabilities** across select digital platforms. In Kazakhstan, **AI-driven learning modules** built on KazLLM were launched within the Janymda SuperApp, enhancing personalized user

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Earnings Release 3Q25 7 experiences. In Ukraine, Kyivstar, in partnership with the Ministry of Digital Transformation, is co-developing the country’s first sovereign Ukrainian-language LLM, enabling innovative AI use cases in education, healthcare, and citizen services. In Pakistan, SIMOSA has evolved into an agentic AI self-care assistant capable of managing advanced customer interactions, while Tamasha’s first AI-powered news channel has rapidly become one of the platform’s most-watched features. AI functionality is now integrated across VEON’s digital platforms and as part of its core technology infrastructure, supporting ongoing efficiency, personalization, and innovation at scale. VEON remains firmly committed to the combined power of DO1440 and AI1440 – a dual strategy aimed at growing hyper- local digital services while integrating inclusive, human-centric AI capabilities throughout its ecosystem. By delivering intelligent and impactful solutions across financial services, entertainment, healthcare, education, enterprise and ride hailing, we are offering enrichment for every minute of our customers’ day. Our robust networks provide the foundation for this transformation, while our localized platforms and AI- enabled tools are agentic applications designed to meet the unique aspirations of each community we serve thereby empowering users through meaningful digital experiences that go far beyond connectivity. In 3Q25, VEON’s digital business sustained strong momentum. Direct digital revenues grew 63.1% YoY, contributing 17.8% of total Group revenue (+6.1 p.p. YoY). Financial services, our largest digital vertical, grew revenues 32.6% YoY to USD 107.5 million. Vertical momentum remained broad-based1: • Financial services: 42.1 million MAUs (+25.0% YoY), anchoring monetization and transactional scale. • Entertainment: 62.0 million MAUs (+104.3% YoY), supported by premium content and high engagement levels. • Health: 3.8 million MAUs (+9.7% YoY), driven by Helsi’s B2C and bundled offerings. • SuperApps: 44.4 million MAUs (+17.0% YoY), reinforcing their role as go-to primary digital access points. • Ride-hailing: 3.6 million MAUs across Ukraine and Uzbekistan. • Premium Digital Brands: 3.3 million MAUs (+160.0% YoY), continuing to resonate with digitally native segments. Together, DO1440 and AI1440 form the backbone of VEON’s verticalized, delayered platform model, localizing growth, embedding intelligence, and aligning with national digital priorities. 1. All MAUs refer to users active during Sep 2025. This dual-track strategy is core to the Group’s triple-double execution plan, positioning VEON as a scaled, resilient, and impact-driven digital operator. The third quarter of 2025 was marked by the historic listing of Kyivstar Group on Nasdaq, a major strategic milestone for VEON. The transaction established a transparent market valuation for one of the Group’s largest operating companies and enhanced visibility among global investors. The listing of Kyivstar Group unlocked significant value with current market valuation equal to 2.3 times VEON’s book value (at the time of listing) for the asset. Post listing, VEON retains an 89.6% stake that is valued at USD 2.5 billion, based on Kyivstar Group’s closing price of US$12.16 as of November 7, 2025. In connection with the Kyivstar Group listing, VEON recorded a non-cash charge of USD 162 million in its third-quarter results, reflecting the excess fair value of the shares granted in the SPAC transaction – primarily those allocated to the sponsors – as consideration for acquiring the net assets of the Special Purpose Acquisition Company (SPAC). This is a typical feature of de-SPAC transactions and is treated as share-based compensation under IFRS. Importantly, this accounting treatment does not have an impact on the Group’s equity and is excluded from EBITDA as it does not affect operating performance. Separately, the sale of VEON’s operations in Kyrgyzstan triggered the release of cumulative currency translation adjustments which is excluded from EBITDA, resulting in a non-cash charge of USD 97 million, also recognized in the third quarter. This charge similarly does not affect the Group’s equity. These non-cash charges have no impact on VEON’s underlying operational performance, cash generation, or financial guidance, which remains firmly supported by strong organic growth and continued margin expansion across our key markets. During the quarter, VEON also completed the operational separation of JazzCash, which will now operate independently as a standalone entity within the Group. JazzCash will continue to provide technology and services to MMBL, already a VEON subsidiary. This marks an important step toward accelerating growth and unlocking further value across our digital financial services portfolio. During the quarter, VEON has also disclosed its intention to acquire a controlling stake of TPL Insurance Limited, which is listed on the Pakistan Stock Exchange - a move aligned with the Group’s strategic focus on expanding its digital financial services ecosystem. The intention remains subject to requisite regulatory approval, due diligence, negotiations with sellers, and execution of definitive agreements. Subsequent to quarter-end, Beeline Kazakhstan has also agreed to acquire OLX Kazakhstan, a leading online classifieds

Earnings Release 3Q25 8 platform in Kazakhstan, from OLX Group for USD 75 million. The acquisition enhances synergies within Beeline Kazakhstan’s digital ecosystem and remains subject to regulatory approvals and customary conditions. VEON signed a non-exclusive global framework agreement with Starlink that sets out the conditions for future collaboration with the aim of bringing Direct to Cell satellite connectivity to all of VEON’s operating markets. With this agreement, VEON became the first global telecom operator to enter into such a multi-country framework arrangement with Starlink. In Ukraine, Kyivstar has successfully conducted a test of satellite and terrestrial network integration using Starlink Direct to Cell technology and is preparing for a nationwide rollout subsequent to regulatory approvals. Beeline Kazakhstan is also partnering with Starlink Direct to Cell to make essential connectivity accessible across Kazakhstan, including in remote areas not covered by terrestrial networks. Beeline Kazakhstan plans to first launch messaging in 2026 and then introduce data connectivity as the next phase. VEON is raising its EBITDA outlook for 2025 and now expects local currency EBITDA growth of 16% to 18% year-on- year (previously 14% to 16%). VEON continues to expect local- currency revenue growth of 13% to 15% year-on-year. For 2025, we now expect total revenue growth in USD1 terms of 7% to 8% YoY and EBITDA growth in USD1 terms of 10% to 11% YoY. VEON expects capex intensity for 2025 (excluding Ukraine) to remain within the 17% to 19% range. VEON’s Board of Directors has authorized buyback programs for up to USD 100 million of the Company’s ADSs and/or outstanding bonds. Allocation between the two will be determined by prevailing market conditions. We may choose to allocate the USD 100 million either wholly to the ADS buyback or wholly to the bonds buyback, or may choose to split the USD 100 million between the two buyback programs. The buybacks, if any, will be conducted on the open market pursuant to a 10b5-1 plan signed with a registered broker-dealer, and in compliance with Rule 10b-18. The Board views the current trading levels of VEON’s equity as materially undervaluing the Company’s strong fundamentals, cash-generation profile, and digital-operator trajectory; selective share repurchases therefore represent an attractive, value-accretive use of capital. At the same time, repurchase of bonds would allow VEON to capture discounts in the debt markets, lower future interest obligations, and proactively manage upcoming maturities. This balanced approach is expected to strengthen VEON’s capital structure while reinforcing confidence in long-term value creation. VEON has mitigated the material uncertainty related to its ability to continue as a going concern. Following significant improvements in liquidity, successful financing activities, compliance with loan covenants, and risk mitigation measures despite ongoing geopolitical challenges, management has concluded that substantial doubt no longer exists regarding the Company's ability to continue as a going concern. 1. USD expectations are based on no significant local currency volatility in Q4 2025.

Earnings Release
3Q25

OUTLOOK FOR 2025

VEON expects **local currency growth for total revenue of between 13% and 15% year-on-year** and **local currency EBITDA growth of between 16% and 18% year-on-year**.

In USD terms, we now expect total revenue growth of 7% to 8 % YoY and EBITDA growth of 10% to 11% YoY[4].

VEON expects the Group's **capex intensity** for 2025 to be **in the range of 17%-19%.**

	9M25	FY25 Outlook[1]
Total Revenue, YoY (LCY)	12.6%	13 -15% growth [2]
Total Revenue, YoY (USD)	7.4%	7 -8% growth [4]
EBITDA, YoY (LCY)	21.9%	16 - 18% growth [2] ↑
EBITDA, YoY (USD)	15.6%	10 - 11% growth [4]
LTM Capex Intensity	21.6%	17-19%[3]

Note:
1. Based on blended weighted average inflation rate of 8.2% as of 4Q24; Rate at 8.4% for 9M25
2. Local currency terms.
3. LTM capex intensity ex-Ukraine. LTM Capex Intensity excluding Ukraine, was 17.7% as of 3Q25.
4. USD expectations are based on no significant fluctuations in exchange rate from current levels.

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Earnings Release
3Q25
VEON

PRESENTATION OF UNAUDITED FINANCIAL RESULTS

VEON's results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and have not been externally audited or reviewed.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in this document—including, among other things, EBITDA, EBITDA margin, net debt, capex, capex intensity, EBIT (adjusted to exclude the impact of listing expense and asset sale gains/losses), and local currency ("LCY") trends—is defined in Attachment E and reconciled to the comparable IFRS information in Attachment B.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In millions of U.S. dollars except per ADS information)	Q3'25	Q3'24	YoY	9M'25	9M'24	YoY
Total operating revenues	**1,115**	**1,037**	**7.5%**	**3,228**	**3,006**	**7.4%**
Service costs	(117)	(136)	-14.4%	(333)	(364)	-8.5%
Cost of equipment and accessories	(16)	(8)	106.6%	(33)	(20)	69.1%
Selling, general and administrative expenses[1]	(633)	(457)	38.7%	(1,554)	(1,340)	16.0%
Depreciation	(150)	(132)	13.6%	(429)	(396)	8.5%
Amortization	(55)	(49)	11.2%	(169)	(149)	13.5%
Impairment loss	(3)	(0)	n.m	(6)	(2)	179.0%
Gain / (Loss) on disposal of non-current assets	1	(1)	n.m	1	(2)	n.m
(Loss) / Gain on disposal of subsidiaries	(97)	146	(1.66)	401	146	1.74
Other operating income	13	1	>100%	13	1	>100%
Operating profit[1]	**59**	**401**	**-85.3%**	**1,118**	**880**	**27.0%**
Net finance costs	(132)	(113)	17.3%	(358)	(340)	5.4%
Other non-operating (loss) / gain net	(4)	2	n.m	27	23	18.2%
Net foreign exchange gain / (loss)	(7)	3	n.m	(58)	(8)	594.4%
(Loss) / Profit before tax[1]	**(83)**	**294**	**n.m**	**729**	**555**	**31.3%**
Income taxes	(44)	(67)	-36.0%	(130)	(162)	-19.6%
(Loss) / Profit for the period[1]	**(127)**	**227**	**-156.2%**	**599**	**394**	**52.2%**
(Loss) / Profit attributable to:						
The owners of the parent[1]	(131)	209	n.m	563	334	68.8%
Earnings (loss) per ADS (USD)[1,2]						
Basic	(1.91)	2.94	n.m	8.05	4.71	70.9%
Diluted	(1.84)	2.86	n.m	7.81	4.50	73.6%

(In millions of U.S. dollars except per ADS information)	LTM'25	LTM'24	YoY
LTM Profit for the period	**645**	**401**	**61.1%**
LTM Earnings per ADS[3]			
Basic	9.16	5.66	61.7%
Diluted	8.89	5.55	60.2%

1. Reflects a non-cash charge of USD 162 million recognized in 3Q25 results related to Kyivstar Group listing.
2. Weighted average common shares outstanding for basic earnings per share (in millions): 1,719 (3Q25), 1,777 (3Q24) and 1,745 (9M25), 1,772 (9M24) ; for diluted earnings per share (in millions): 1,781 (3Q25), 1,829 (3Q24) and 1,979 (9M25), 1,769 (9M24). The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS.
3. Weighted average common shares outstanding for LTM basic earnings per share (in millions): 1,762 (LTM'25) and 1,768 (LTM'24); for LTM diluted earnings per share (in millions): 1,814 (LTM'25) and 1,804 (LTM'24). The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS.

Note: please refer to attachment B for details on EBITDA and LTM profit reconciliation

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Earnings Release 3Q25 11 Operating profit for the quarter is USD 59 million; reflecting two non-cash charges as outlined earlier: (i) USD 162 million associated with the Kyivstar Group listing and recognized within Selling, General and Administrative expenses under IFRS; and (ii) USD 97 million associated with the sale of operations in Kyrgyzstan, recognized within Loss/ Gain on disposal of subsidiaries. Net finance costs in 3Q25 rose by 17.3% year-on-year, mainly reflecting higher average gross debt levels – including increased lease liabilities. Income tax expense decreased by 36.0% YoY to USD 44 million in 3Q25 as a result of effective restructuring of operations.

Earnings Release 3Q25 12 UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT ( In mill ions of U.S. dollars) Q3'25 Q3'24 9M'25 9M'24 Operating activities Net cash flows from operating activities 323 317 891 787 Investing activities Net cash flows used in investing activities (162) (207) (481) (751) F inancing activities Net cash flows from financing activities 211 26 (455) (891) Net increase / (decrease) in cash and cash equivalents 372 136 (45) (855) Net foreign exchange difference 3 (2) 6 (16) Cash and cash equivalents classified as held for sale at the beginning of the period - - 14 - Cash and cash equivalents classified as held for sale at the end of the period 6 23 - (12) Cash and cash equivalents at beginning of period 1,282 862 1,688 1,902 Cash and cash equivalents at end of period1 1,663 1,019 1,663 1,019 1. Cash and cash equivalents at the end of the period for 3Q’25 and 3Q’24 do not include USD 3m (3Q’25) and USD 2m (3Q’24) as deposits.

Earnings Release
3Q25

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In millions of U.S. dollars)	30 Sep 2025	31 Dec 2024
Assets		
Non-current assets		
Property and equipment	3,566	3,016
Intangible assets	1,535	1,510
Other non-current assets	829	610
Total non-current assets	5,931	5,136
Current assets		
Cash and cash equivalents	1,663	1,689
Trade and other receivables	549	463
Other current assets	671	676
Total current assets	2,883	2,828
Assets classified as held for sale	1	72
Total assets	8,814	8,036
Equity and liabilities		
Total equity	1,647	1,257
Non-current liabilities		
Debt and derivatives	4,032	3,028
Other non-current liabilities	92	97
Total non-current liabilities	4,124	3,125
Current liabilities		
Trade and other payables	1,256	1,276
Debt and derivatives	1,111	1,666
Other current liabilities	672	685
Total current liabilities	3,039	3,626
Liabilities associated with assets held for sale	4	28
Total equity and liabilities	8,814	8,036

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Earnings Release
3Q25

VEON

LIQUIDITY AND CAPITAL STRUCTURE

USD million	30 Sep 2025	30 Jun 2025	QoQ	30 Sep 2024	YoY
Cash and cash equivalents and deposits	1,666	1,283	29.8%	1,021	63.2%
Marketable securities	0	0	0.8%	212	(100.0%)
Gross debt, of which	4,861	4,627	5.1%	3,991	21.8%
Bonds and loans - principal	3,051	2,849	6.8%	2,801	8.6%
Lease liabilities - principal	1,749	1,708	2.4%	1,014	72.5%
Long-term accounts payable and other	61	70	0.6%	176	(60.2%)
Net debt	3,478	3,671	(5.2%)	3,114	11.7%
Net debt / LTM EBITDA	1.84x	2.03x		1.89x	
Net debt excluding leases	1,729	1,962	(11.9%)	2,100	(17.7%)
Net debt excluding leases / LTM EBITDA	1.13x	1.32x		1.52x	

Note: Cash and cash equivalents and deposits include amounts relating to banking operations in Pakistan: USD 282 million in 3Q25, USD 326 million in 2Q25, USD 144 million in 3Q24. .Cash and cash equivalents at the end of the period for 3Q'25, 2Q25 and 3Q'24 do not include USD 3m (3Q'25), USD 1m (2Q25) and USD 2m (3Q'24) as deposits. Long-term accounts payable relate to arrangements with vendors for financing network equipment.

Total cash and cash equivalents and deposits increased in 3Q25 to USD 1,666 million (of which USD 653 million is at HQ) compared to USD 1,283 million (of which USD 206 million is at HQ) in 2Q25. The increase in cash was primarily a result of proceeds received in relation to the Kyivstar Group listing (USD 132 million), proceeds from the sale of our operations in Kyrgyzstan (USD 45 million), and the completion of the USD 200 million bond issuance. Net dividends up streamed from the Operating Companies was USD 96 million (after withholding tax) for 3Q25 (USD 283 million for 9M25).

Gross debt increased to USD 4,861 million at the end of 3Q25, compared to USD 4,627 million in 2Q25 which was primarily driven by the completion of USD 200 million bond issuance of senior unsecured notes due in 2029, priced at par with a 9.0% annual interest rate and increase in lease liabilities. The notes rank equally in right of payment with VEON HQ's existing senior unsecured obligations and the issuance was settled on July 15, 2025.

Net debt decreased to USD 3,478 million at the end of 3Q25 (USD 3,671 million at the end of 2Q25) and **net debt excluding leases** decreased to USD 1,729 million (USD 1,962 million at the end of 2Q25) due to the proceeds from the listing of Kyivstar Group (USD 132 million) and from the sale of out Kyrgyzstan operations (USD 45 million). This resulted in lower net debt/EBITDA of 1.84x and 1.13x when leases are excluded. Our leverage calculations and ratios do not take into account USD 282 million (as of September 30, 2025) relating to banking operations in Pakistan.

14

Earnings Release
3Q25

COUNTRY OVERVIEW

KEY FIGURES BY COUNTRIES

USD million	3Q25	3Q24	YoY reported	YoY local currency	9M25	9M24	YoY reported	YoY local currency
Total revenue	**1,115**	**1,037**	**7.5%**		**3,228**	**3,006**	**7.4%**	
Pakistan	405	359	12.8%	14.6%	1,186	1,027	15.5%	16.6%
Ukraine	299	249	20.0%	21.1%	842	673	25.0%	30.7%
Kazakhstan	213	223	-4.9%	6.7%	602	662	(9.1%)	3.1%
Bangladesh	117	122	-5.0%	-2.4%	345	404	(14.8%)	(9.0%)
Uzbekistan	77	69	10.6%	9.3%	225	202	10.6%	12.0%
HQ and eliminations[1]	4	15	(66.6%)	(65.9%)	29	38	(21.1%)	(22.2%)
EBITDA	**524**	**437**	**19.7%**		**1,483**	**1,283**	**15.6%**	
Pakistan	186	149	25.1%	27.1%	512	450	13.9%	15.0%
Ukraine	172	144	19.2%	20.3%	480	379	26.8%	32.6%
Kazakhstan	115	106	8.3%	21.5%	309	349	(11.4%)	0.5%
Bangladesh	49	50	(0.9%)	1.8%	175	146	20.0%	27.2%
Uzbekistan	27	25	6.7%	5.7%	82	73	13.0%	14.6%
HQ and eliminations[1]	(24)	(37)	-31.4%	-31.9%	(77)	(114)	(32.4%)	(33.5%)
EBIT	**59**	**402**	**(85.3%)**		**1,118**	**880**	**27.0%**	
Pakistan	102	93	10.4%	12.1%	381	285	33.7%	35.1%
Ukraine	120	106	12.8%	13.8%	338	265	27.7%	33.5%
Kazakhstan	85	78	9.8%	23.1%	212	267	(20.4%)	(9.5%)
Bangladesh	3	2	18.6%	21.4%	36	(2)	n.m	n.m
Uzbekistan	11	12	(3.6%)	(4.1%)	39	37	4.1%	5.7%
HQ and eliminations[1]	(262)	111	n.m	n.m	111	28	300.1%	312.9%

1. HQ, Others and eliminations include Kyrgyzstan results for July prior to sale.

15

Earnings Release
3Q25

VEON

PAKISTAN

All-Round Growth Supported by Margin Improvement

PKR million	3Q25	3Q24	YoY	9M25	9M24	YoY
Total revenue, of which:	114,479	99,930	14.6%	333,601	286,050	16.6%
Telecom and infrastructure	81,795	74,487	9.8%	239,848	217,624	10.2%
Direct digital revenue	32,683	25,443	28.5%	93,754	68,425	37.0%
EBITDA	52,594	41,380	27.1%	144,106	125,275	15.0%
EBITDA margin (%)	45.9%	41.4%	4.5 pp	43.2%	43.8%	-0.6 pp
EBIT	28,891	25,775	12.1%	107,394	79,490	35.1%
EBIT margin (%)	25.2%	25.8%	-0.6 pp	32.2%	27.8%	4.4 pp
Capex	12,401	13,442	-7.7%	37,921	33,241	14.1%
Capex Intensity	10.8%	13.5%	-2.6 pp	11.4%	11.6%	-0.3 pp
Telecom Metrics						
Mobile customers (mln)	72.7	71.6	1.6%			
4G customers (mln)	55.1	49.4	11.4%			
Multiplay customers (mln)	22.8	17.8	28.6%			
Mobile ARPU (LCY)	443	394	12.3%			
Data usage (GB/user)	7.5	7.3	2.7%			
Digital MAUs (Sep-25)						
Digital customers (mln)	92.4	59.8	54.6%			
Jazz Cash MAUs (mln)	20.6	19.2	7.2%			
SIMOSA MAUs (mln)	21.8	15.4	41.6%			
Tamasha MAUs (mln)	31.8	10.6	199.4%			
FikrFree Policies (mln)	10.5	6.0	74.2%			
ROX MAUs (mln)	1.2	0.5	150.0%			

Total revenue in 3Q25 grew 14.6% YoY in local currency, reflecting a resilient telecom performance and strong growth across digital segments. **Telecom and infrastructure revenue** rose 9.8% YoY, supported by a 1.6% increase in total mobile customers and a 12.3% uplift in ARPU, driven by effective repricing, improved prepaid monetization, and differentiation through Jazz's network quality and digital products.

Direct digital revenue grew 28.5% YoY, contributing 28.5% to total revenue, up from 25.5% in 3Q24. This was led by **JazzCash**, which delivered 32.8% YoY revenue growth, and supported by strong momentum at **MMBL** (revenues +34.1% YoY), underpinned by rising digital engagement and higher loan disbursement volumes.

Jazz's **EBITDA** grew 27.1% YoY in 3Q25, while the **EBITDA margin** increased to 45.9% (+4.5 p.p. YoY), on the back of disciplined cost management. Over the longer term, we anticipate consolidated margins to trend lower, as high-margin telecom services are increasingly complemented by rapidly growing, yet structurally lower-margin, digital services.

Jazz continues to advance its DO1440 and AI1440 strategy. The 4G user base reached 55.1 million (+11.4% YoY), with 4G penetration rising to 75.7% (+6.7 p.p.). Multiplay customers rose 28.6% YoY and now represent 37.8% of total users. These customers generate 3.4x the ARPU of voice-only users and remain a key revenue lever, supported by the growing bundling of voice, data and digital services.

JazzCash monthly active users reached approximately 20.6 million. Strong growth in number of transactions (+48% YoY) and transactions per user (+38% YoY) supported Gross Transaction Value to grow by 57.8% YoY to PKR 3.9 trillion.

JazzCash with its over 700K merchants base, processes over 80% of all Raast (State Bank of Pakistan's nationwide instant payment infrastructure) payment value under the Prime Minister's Cashless Society initiative. JazzCash is now enabling the issuance of more than **150,000 loans per day**. Recently, JazzCash achieved a major milestone with its **highest-ever single-day lending disbursement** of PKR 1.1 billion through 200,000 loans. **Mobilink Bank** has partnered with the Jazz Business Intelligence team to develop an AI-driven credit scoring model, unlocking the next frontier of financial inclusion.

Tamasha achieved a record 31.8 million MAUs in 3Q25, driven by marquee cricket tournaments, with usage reflecting typical seasonality between events. The launch of new content, including a major TV network and the platform's **first AI-powered news channel** – already among the most-watched features – is gaining strong traction and is expected to drive further engagement in coming quarters. Tamasha launched **Tamasha Pro,** an ad-free Ultra-HD premium tier, and secured exclusive digital rights for all Asia Cup tournaments through 2027. Content expansion also included integration of PTV Network (national broadcaster) channels.

SIMOSA, Jazz's Sim-Care and lifestyle app, has evolved its self-care assistant into an agentic AI, capable of handling advanced use cases such as bundle activations and complaint management. With multilingual capabilities, including Romanized Urdu, it served nearly 1 million MAUs. **FikrFree** reached 10.5 million active policy holders, reinforcing its growing traction in digital insurance distribution. **ROX**, Jazz's premium digital brand, reached 1.2 million subscribers in 3Q25.

Capex stood at PKR 12.4 billion in 3Q25, with quarterly capex intensity at 10.8% and LTM capex intensity at 13.5%. reflecting ongoing investment in network capacity, resilience and energy efficiency.

During the quarter, VEON also completed the operational separation of **JazzCash, which will now operate as a standalone entity within the Group**. It will continue to provide technology and services to MMBL, already a VEON subsidiary. This establishes structural readiness for additional growth drivers and potential future investors. During the quarter, VEON has also disclosed an intention to potentially acquire shares and control of **TPL Insurance Limited**, which is listed on the Pakistan Stock Exchange - a move aligned with the Group's strategic focus on expanding its digital financial services ecosystem.

16

Earnings Release 3Q25 17 Resilient Growth and Expanding Digital Scale, Landmark Nasdaq Listing Total revenue, of which: 12,429 10,267 21.1% 35,006 26,861 30.3% Telecom and infrastructure 10,965 10,035 9.3% 31,949 26,267 21.6% Direct digital revenue 1,464 232 531.3% 3,057 594 414.4% EBITDA 7,126 5 ,924 20.3% 19,979 15,136 32.0% EBITDA margin (%) 57.3% 57.7% -0.4 pp 57.1% 56.4% 0.7 pp EBIT 4,965 4 ,361 13.8% 14,077 10,621 32.5% EBIT margin (%) 39.9% 42.5% -2.5 pp 40.2% 39.5% 0.7 pp Capex 4,254 2 ,625 62.0% 10,608 5 ,973 77.6% Capex Intensity 34.2% 25.6% 8.7 pp 30.3% 22.2% 8.1 pp Telecom Metrics Mobile customers (mln) 22.5 23.3 -3.6% 4G customers (mln) 15.0 14.6 2.4% Multiplay customers (mln) 6.6 5.3 24.8% Mobile ARPU (LCY) 153 134 14.0% Data usage (GB/user) 13.0 10.9 18.3% Broadband customers (mln) 1.2 1.1 2.9% Digital MAUs (Sep-25) Digital customers (mln) 13.5 9.0 49.4% My Kyivstar MAUs (mln) 5.2 5.1 3.7% Helsi MAUs (mln) 2.5 2.4 5.6% Kyivstar TV MAUs (mln) 2.1 1.6 31.7% Uklon MAUs (mln) 3.6 n.a - Rides (mln) 42.2 36.0 17.2% Deliveries (mln) 1.2 0.9 33.3% 9M24 YoYUAH million 3Q25 3Q24 YoY 9M25 Total revenues increased 21.1% YoY to UAH 12.4 billion, reflecting continued strong performance across both telecom and digital segments. Telecom and infrastructure revenues rose 9.3% YoY to UAH 10.9 billion, supported by sustained ARPU growth, improved pricing discipline, and stable mobile usage trends. Direct digital revenues surged 531.3% YoY to UAH 1.5 billion, driven by contributions from Uklon and continued momentum across Helsi, digital enterprise and Kyivstar TV. This exceptional growth reflects Kyivstar’s expanding role as a national digital platform operator, integrating services across its ecosystem of telco and digital businesses. EBITDA grew 20.3% YoY to UAH 7.1 billion, with EBITDA margin at 57.3%. This strong performance reflects top-line growth, cost efficiencies, and contributions from Uklon. Kyivstar group’s sustained high cash generation, supported by disciplined cost control and stable operational leverage. 4G user growth and multiplay adoption remained strong in 3Q25, reinforcing Kyivstar’s DO1440 and AI1440 strategy. The 4G customer base continued to expand and together with multiplay penetration growth it drives higher data usage (+18.3% YoY). Multiplay customers grew 24.8% YoY, representing 31.7% of the total base, as users increasingly combine mobile connectivity with one or more digital platforms. These customers deliver higher ARPU and lower churn compared to single-play subscribers, underscoring the sustainability of Kyivstar’s growth model. Uklon continues to see healthy growth in operating metrics and contributed UAH 1,027 million (USD 25m) in revenues and UAH 378 million (USD 9m) in EBITDA for the quarter. The platform recorded strong growth in active riders, trip volumes, and digital engagement, strengthening Kyivstar’s foothold in everyday mobility and reinforcing its ecosystem of services that extend beyond core telecom. Helsi, sustained momentum with new B2B integrations, broader subscription offerings, and rising engagement across clinics and telemedicine channels. Its growing adoption continues to underpin Kyivstar Group’s presence in digital health, providing essential services and data- driven insights to consumers and enterprises alike. Kyivstar TV delivered another quarter of robust performance, supported by exclusive sports content, Ukrainian-language programming, and deeper engagement with customers following transition of the TV partnership into a platform-rental agreement, enhancing Kyivstar Group’s customer facing role. Capex rose 62.0% year-on-year to UAH 4.2 billion in 3Q25, with LTM capex intensity at 32.7%, reflecting accelerated LTE rollout, network modernization and quality of experience projects, and additional investments in resilience. Kyivstar Group, in partnership with the Ministry of Digital Transformation, is co-developing the country’s first sovereign Ukrainian-language LLM, enabling innovative AI use cases in education, healthcare, and citizen services. During the quarter, Kyivstar Group has successfully conducted a test of satellite and terrestrial network integration using Starlink Direct to Cell technology and is preparing for a nationwide rollout subsequent to regulatory approvals. Kyivstar Group’s successful listing on Nasdaq as the first Ukrainian company trading on a U.S. stock exchange marks a major strategic milestone for VEON in establishing a transparent market valuation and providing a gateway for international investors to participate in the country’s recovery and digital transformation. UKRAINE

Earnings Release
3Q25

VEON

KAZAKHSTAN

Investment-Led Growth and Accelerating Digital Adoption

KZT million	3Q25	3Q24	YoY	9M25	9M24	YoY
Total revenue, of which:	**113,969**	**106,830**	**6.7%**	**313,162**	**303,542**	**3.2%**
Telecom and infrastructure	99,330	96,599	2.8%	273,637	274,684	-0.4%
Direct digital revenue	14,639	10,231	43.1%	39,525	28,859	37.0%
EBITDA	**61,416**	**50,535**	**21.5%**	**161,324**	**159,785**	**1.0%**
EBITDA margin (%)	53.9%	47.3%	6.6 pp	51.5%	52.6%	-1.1 pp
EBIT	**45,770**	**37,184**	**23.1%**	**111,025**	**121,901**	**-8.9%**
EBIT margin (%)	40.2%	34.8%	5.4 pp	35.5%	40.2%	-4.7 pp
Capex	**30,629**	**26,975**	**13.5%**	**65,347**	**49,143**	**33.0%**
Capex Intensity	26.9%	25.3%	1.6 pp	20.9%	16.2%	4.7 pp
Telecom Metrics						
Mobile customers (mln)	11.9	11.6	1.9%			
4G customers (mln)	9.1	8.9	1.9%			
Multiplay customers (mln)	4.2	3.9	7.9%			
Mobile ARPU (LCY)	2,392	2,250	6.3%			
Data usage (GB/user)	21.4	18.0	18.9%			
Broadband customers (mln)	0.7	0.7	4.1%			
Digital MAUs (Sep-25)						
Digital customers (mln)	13.9	12.5	11.0%			
Janymda MAUs (mln)	4.7	4.7	1.0%			
Simply MAUs (mln)	3.8	2.3	65.5%			
BeeTV MAUs (mln)	0.95	0.90	5.9%			
IZI MAUs (mln)	0.95	0.61	55.9%			

Total revenues increased 6.7% YoY to KZT 113.9 billion, driven by mobile service revenue growth, stronger device sales and solid direct digital performance. Adjusting for the deconsolidation of the fiber and wholesale broadband business TNS+ (effective 4Q24), total revenue growth would have been 23.3% YoY on a like-for-like basis.

Headline **Telecom and infrastructure** revenues grew 2.8% YoY to KZT 99.3 billion. Adjusting for TNS+ deconsolidation (effective 4Q24), telecom and infrastructure revenue growth would have been 20.8% on a like-for-like basis. This was supported by stronger device sales and ARPU increase due to repricing of the legacy base. Beeline Kazakhstan continues to expand bundled contracts with mobile devices through contract and premium family offers. These bundled offers continue to drive migration from prepaid to contract users, supporting ARPU uplift and higher customer lifetime value.

Direct digital revenues rose 43.1% YoY to KZT 14.6 billion, representing 12.8% of total revenues. Growth was supported by strong momentum across Beeline's digital ecosystem – including Janymda, Simply, BeeTV and IZI – and by the launch of on-platform e-commerce and device sales as new revenue streams within the ecosystem.

Beeline Kazakhstan's EBITDA increased 21.5% YoY to KZT 61.4 billion with **EBITDA margin** improving 6.6 percentage points to 53.9%. This was assisted by recognition of regulatory tax benefits year-to-date, which were recognized in July, and continued operational efficiency and scale benefits.

Beeline Kazakhstan's digital ecosystem is scaling rapidly in line with the DO1440 strategy. The mobile subscriber base rose 1.9% YoY to 11.9 million in 3Q25, whilst **4G users** rose 1.9% YoY to 9.1 million, now representing 76.7% of the total customer base. **Multiplay** customers grew 7.9% YoY to 4.2 million, contributing 66.2% of total consumer revenues.

The **Janymda SuperApp** (formerly "My Beeline") recorded **4.7 million** MAUs as of September, with strong brand awareness among Beeline users and rising lifestyle activity. Key new partnerships include a partnership with Tencent Cloud for 30+ new titles, and a new digital learning partner for families. The Simply platform continues to develop as a foundational financial infrastructure underpinning the entire digital ecosystem. **Simply** MAUs reached **3.8 million**, with new insurance products launched in-app and card onboarding via Janymda driving ecosystem convergence. The multiplatform entertainment service **BeeTV** with 5.9% growth maintained solid traction across mobile and Smart TV platforms, with most activity occurring through the BeeTV mobile app – underscoring the strong preference for mobile-led content consumption. The premium digital brand **IZI** also recorded strong momentum, with MAUs up **55.9% YoY** to 948K supported by competitive mobile offers and expanded localized in-app content.

Qazcode continues to deliver on a range of product launches to external customers. QazCode's **Aventa AI platform's** first version went live for external customers enabling users to leverage built-in agents with HR, procurement, and finance related capabilities, and offer the ability to create private bots.

Beeline Kazakhstan is **partnering with Starlink Direct to Cell** to make essential connectivity accessible across Kazakhstan, including in remote areas not covered by terrestrial networks. Beeline Kazakhstan plans to **first launch messaging in 2026** and then introduce data connectivity as the next phase.

Subsequent to quarter-end, Beeline Kazakhstan **agreed to acquire 100% of the Kazakh online classifieds business OLX** Kazakhstan from OLX Group for total **consideration of USD 75 million.** The acquisition enhances synergies within Beeline Kazakhstan's digital ecosystem and remains subject to regulatory approvals and customary conditions.

Capex rose 13.5% year-on-year to KZT 30.6 billion, with quarterly capex intensity at 26.9% and LTM capex intensity at 24.9%. Investments were directed toward LTE and 4.9G rollout, capacity upgrades, and early delivery of network equipment. Beeline continues to strengthen its performance leadership against 5G competitors while enhancing digital readiness and resilience.

18

Earnings Release 3Q25 19 Stable Quarter Highlighted by Margin Strength and Cost Control Total revenue, of which: 14,197 14,546 -2.4% 41,918 46,015 -8.9% Telecom and infrastructure 12,939 14,510 -10.8% 40,122 45,703 -12.2% Direct digital revenue 1,258 36 3372.6% 1,797 312 476.2% EBITDA 5,970 5 ,866 1.8% 21,287 16,649 27.9% EBITDA margin (%) 42.1% 40.3% 1.7 pp 50.8% 36.2% 14.6 pp EBIT 323 265 21.7% 4,345 -152.28 n.m EBIT margin (%) 2.3% 1.8% 0.5 pp 10.4% -0.3% 10.7 pp Capex 845 2 ,009 -57.9% 2,365 5 ,920 -60.0% Capex Intensity 6.0% 13.8% -7.9 pp 5.6% 12.9% -7.2 pp Telecom Metrics Mobile customers (mln) 34.7 37.8 -8.2% 4G customers (mln) 18.7 19.3 -3.1% Multiplay customers (mln) 6.1 4.7 29.7% Mobile ARPU (LCY) 134 121 11.0% Data usage (GB/user) 7.8 4.5 74.7% Digital MAUs (Sep-25) Digital MAUs (mln) 15.8 14.1 12.1% MyBL MAUs (mln) 8.3 7.6 9.3% Toffee MAUs (mln) 7.3 6.1 18.5% Ryze MAUs (mln) 0.2 - - 9M24 YoYBDT million 3Q25 3Q24 YoY 9M25 Total revenue grew year-on-year for the first time in fourteen months (+1.2% YoY in September 2025) but was flat sequentially (–0.1% QoQ), This resulted in overall 3Q25 revenue decline being limited to 2.4% YoY, a marked improvement from the 11.4% contraction recorded in previous quarters. Telecom and infrastructure revenues remained broadly stable quarter-on-quarter. This was supported by ARPU uplift, higher usage, and continued stabilization in consumer spending. While overall demand was subdued, sequential trends indicate underlying momentum is returning. Mobile ARPU increased, driven by targeted price increases, reduced discounting, and greater uptake of higher-value bundles. Customer churn continued to decline on a QoQ basis as Banglalink focused on retention and improving long-term subscriber value through attractive follow-up offers. For the first time since March 2024, Banglalink marginally increased its customer market share in July and August (based on data published by the Bangladesh Telecommunications Regulatory Commission). Direct Digital revenues grew robustly, sustained by strong Toffee engagement during major sporting events such as the Asia Cup and English Premier League. Direct digital revenues comprised 10.3% of total revenue in 3Q25. The increase in Toffee MAUs (+67% to 7.3 million in September vs. 4.4 million at the beginning of 3Q25), combined with new ad-sales initiatives and increased addition of Toffee content to data and mixed bundles supported both Toffee usage and monetization. Broader integration of Toffee within the Apps “MyBanglalink” and “Ryze” further contributed to higher direct digital revenues. Banglalink’s EBITDA rose 1.8% YoY and with a margin of 42.1%, reflecting disciplined cost control via lower acquisition and marketing spend and continued network-efficiency initiatives. Excluding the one-off tax impacts in 2Q25, underlying profitability remained broadly stable. In 3Q25, the 4G user base was stable at 18.7 million. 4G penetration stood at 54.1% (+2.8.pp YoY), reflecting the migration of customers to higher-value data bundles. Multiplay customers continued to expand on an annual basis, rising 29.7% YoY, Multiplay revenues grew 19.3% YoY and now comprise 41.9% of total consumer revenues. This sustained multiplay adoption reinforces ARPU resilience and underpins a more diversified, value-driven customer mix. Banglalink firmly committed to the DO1440 strategy. Toffee continues to be the leading entertainment application and OTT platform in Bangladesh, offering audio and video streaming services across all mobile operators. Toffee grew to 7.3 million MAUs in September 2025, supported by major sporting content including the Asia Cup and English Premier League, alongside Turkish and local drama series. Toffee continued to deepen partnerships with international broadcasters, sustaining its position as the largest OTT platform in the country to offer linear TV content. Ryze is deepening its reach among young users. MAUs in September were stable at 217K, driven by a premium trial that unlocked AI tools and lifestyle features to boost digital- SIM uptake. The initiative marked VEON’s first large-scale AI1440 consumer rollout in Bangladesh, cementing Ryze’s position as a leading youth engagement platform. Transaction volumes on MyBanglalink (MyBL), the telecommunications super app, were stable with 8.3 million MAUs, consolidating MyBL’s role as the core self- care and service-integration hub across the customer base. Banglalink’s TikTok channel became the first telecom brand in the industry to achieve one million followers. In 3Q25, Banglalink was first to launch VoWiFi in the industry. The company also introduced FWA routers to enhance home internet connectivity, ensuring increased SIM-based data usage for household broadband access. Capex stood at BDT 845 million in 3Q25, with quarterly capex intensity at 6.0% and LTM capex intensity at 7.8%, reflecting disciplined investment phasing amid cautious macroeconomic conditions. Spending was focused on capacity enhancements in high-traffic areas and targeted upgrades to strengthen network quality and efficiency. BANGLADESH

Earnings Release
3Q25

VEON

UZBEKISTAN

Momentum Driven by Rising ARPU and Accelerating Digital Adoption

UZS million	3Q25	3Q24	YoY	9M25	9M24	YoY
Total revenue, of which:	**967,869**	**885,516**	**9.3%**	**2,864,818**	**2,558,478**	**12.0%**
Telecom and infrastructure	852,353	851,803	0.1%	2,553,854	2,461,927	3.7%
Direct digital revenue	115,516	33,713	242.6%	310,964	96,551	222.1%
EBITDA	**333,918**	**315,912**	**5.7%**	**1,052,840**	**918,629**	**14.6%**
EBITDA margin (%)	34.5%	35.7%	-1.2 pp	36.8%	35.9%	0.8 pp
EBIT	**143,964**	**150,183**	**-4.1%**	**496,071**	**468,579**	**5.9%**
EBIT margin (%)	14.9%	17.0%	-2.1 pp	17.3%	18.3%	-1.0 pp
Capex	**138,868**	**131,421**	**5.7%**	**620,162**	**870,761**	**-28.8%**
Capex intensity	14.3%	14.8%	-0.5 pp	21.6%	34.0%	-12.4 pp
Telecom Metrics						
Mobile customers (mln)	7.7	8.2	-5.5%			
4G customers (mln)	5.8	6.1	-4.3%			
Multiplay customers (mln)	3.7	3.2	14.4%			
Mobile ARPU (LCY)	39,850	35,486	12.3%			
Data usage (GB/user)	17.8	11.9	49.5%			
Digital MAUs (Sep-25)						
Digital MAUs (mln)	7.9	7.3	7.6%			
Hambi MAU (mln)	4.3	4.8	-10.7%			
Beepul MAU (mln)	1.3	1.3	3.7%			
Kinom MAU (mln)	0.5	0.0	1284.2%			
OQ MAU (mln)	0.9	0.2	412.5%			

Total revenues in 3Q25 sustained strong momentum, increasing by 9.3% YoY, driven by disciplined pricing, expanding device sales, and exceptional digital growth.

Telecom and infrastructure revenues remained stable year-on-year, supported by effective pricing discipline that lifted ARPU, as well as continued expansion in mobile financial services and solid guest-roaming performance. These factors collectively offset the impact of a smaller active-subscriber base and softer AdTech activity, helping stabilize core service revenue. Improved customer monetization and retention also underpinned steady performance in voice and data, despite market competition.

Direct digital revenues surged 242.6% YoY, reflecting exponential growth across Beeline's key digital platforms – Beepul, Hambi, and Kinom. Direct digital revenue now represents 11.9% of total revenues.

Beeline Uzbekistan's **EBITDA** grew 5.7% YoY in 3Q25, supported by higher revenues and continued cost discipline. Gains from digital and fintech growth offset inflationary and network-related cost pressures. The **EBITDA margin** declined by 1.2 p.p. year-on-year to 34.5%, reflecting one-off provisions; excluding these, margins would have expanded versus last year.

Beeline continued advancing its **DO1440** strategy in 3Q25, sustaining strong digital engagement and steady customer quality. Enhancements across the digital portfolio supported continued growth in active users, with total **digital MAUs** rising 7.6% YoY to reach approximately 7.9 million. The mobile customer base stood at around 7.7 million as the company focused on higher-value segments, while the 4G user base stood at 5.8 million (75.2% of total customers), reflecting stable penetration and sustained network leadership.

The **multiplay customer base** increased 14.4% YoY to 3.7 million, representing 51.3% of the monthly active base during the quarter. The steady expansion of multiplay adoption reflects Beeline Uzbekistan's continued emphasis on converged offers, reinforcing customer retention and engagement across its integrated service ecosystem. Adoption of Oila, Beeline family bundle launched in December 2024, continued to rise, with subscriptions exceeding 600k, underscoring its popularity as a value-based multi-user offering.

Beepul maintained strong momentum in 3Q25, with MAUs rising to 1.3 million, supported by expanding transaction volumes and new service integrations. The platform continues to process over USD 100 million in monthly transactions and remains among Uzbekistan's top five fintech apps. Beepul's partnership and MoU with ANORBANK, one of the country's leading digital banks, is enabling new embedded-finance use cases and accelerating user growth. The premium digital brand, OQ, sustained its strong position in the "Business" app category on both major app stores, with MAUs of 930K, reflecting its growing traction among SME users.

The **Hambi SuperApp** saw a decline as the company focused on high-value subscribers, resulting in 4.3 million MAUs (of which 3.6 million on mobile), remaining one of the highest-ranked applications on Google Play. Meanwhile, Kinom – Beeline's all-access TV and VOD platform – served approximately 0.5 million MAUs in 3Q25, supported by steady growth in premium and family content consumption. Meanwhile, Uklon continues to gain solid customer traction as well.

Capex stood at UZS 138.8 billion in 3Q25, with quarterly capex intensity at 14.3% and LTM capex intensity at 33.6%, reflecting continued investment in network expansion, capacity, and digital infrastructure. Spending remained aligned with planned deployment levels, balancing modernization initiatives with disciplined capital allocation as Beeline prepares for accelerating digital and user demand.

20

Earnings Release 3Q25 21 WILL BE UPDATED CLOSER TO RESULTS VEON’s Beeline Kazakhstan To Acquite Online Classifieds Business OLX Kazakhstan On October 21, 2025, VEON and OLX Group announce today that Beeline Kazakhstan, VEON’s Kazakh operating company, agreed to acquire 100% of the Kazakh online classifieds business OLX Kazakhstan (“OLX KZ”), from OLX Group for a total consideration of USD 75 million. Founded as a marketplace connecting millions of buyers and sellers across goods and services, jobs, autos and real estate, OLX KZ is one of the most widely used digital platforms in Kazakhstan. As of June 30, 2025, OLX KZ had approximately 10 million monthly active users and 3.6 million listings and was visited monthly by more than 52% of the country’s active internet users according to OLX KZ management data. VEON’s Beeline Kazakhstan Partners with Starlink Direct to Cell to Launch Satellite Connectivity to Kazakhstan, with Support from Kazakhstan Ministry of Artificial Intelligence and Digital Development On November 06, 2025, VEON announced that Beeline Kazakhstan, its digital operator in Kazakhstan, is partnering with Starlink Direct to Cell to make essential connectivity accessible across Kazakhstan, including in remote areas not covered by terrestrial networks. At a trilateral meeting held during the official visit of the President of the Republic of Kazakhstan, Kassym-Jomart Tokayev, to the United States, Beeline Kazakhstan and the Ministry of Artificial Intelligence and Digital Development signed a memorandum of understanding expressing support for Beeline Kazakhstan’s plans to offer Direct to Cell satellite connectivity. Following the commercial agreement signed in September, Beeline Kazakhstan plans to first launch messaging in 2026 and then introduce data connectivity as the next phase. VEON Appoints Sebastian Rice as General Counsel On November 06, 2025, VEON announced the appointment of Sebastian Rice as General Counsel of the Group, effective January 1, 2026. Sebastian will succeed the Group’s Acting General Counsel Vitaly Shmakov, who has been appointed as Chief Investment Officer, leading the Group’s mergers & acquisitions function. Anand Ramachandran, VEON’s Chief Corporate Development Officer, will continue in his current role with expanded investor relations and investor value creation responsibilities, also effective January 1, 2026. Sebastian joins VEON from Akin Gump Strauss Hauer & Feld LLP, where he has worked for the past 24 years. His most recent roles include Partner-in-Charge of the firm’s London and Geneva offices and Co-Head of the Corporate Practice. VEON’s JazzCash Wins Silver Award for Innovation in Lending at Money20/20 USA 2025 On October 21, 2025, VEON announced that its digital financial services platform in Pakistan, JazzCash, has won the Silver Award in the Banking category at Money20/20 USA 2025, a leading global platform for the financial services ecosystem. The award recognizes ReadyCash, JazzCash’s pioneering digital lending feature that provides instant and accessible credit to individuals and micro-entrepreneurs in Pakistan. On average, it disburses 140,000 digital loans daily, making JazzCash the largest digital lender in the country. JazzCash was awarded for its innovation in responsible lending and its contribution to shaping the future of credit inclusion in Pakistan, in alignment with the country’s National Financial Inclusion Strategy, which targets increasing formal financial access to 75% of the population by 2028. KEY DEVELOPMENTS

Earnings Release 3Q25 22 VEON’s Beeline Kazakhstan to Acquire Online Classifieds Business OLX Kazakhstan On October 21, 2025, VEON announced that Beeline Kazakhstan, VEON’s Kazakh operating company, has agreed to acquire 100% of the Kazakh online classifieds business OLX Kazakhstan (“OLX KZ”), from OLX Group for a total consideration of USD 75 million. Founded as a marketplace connecting millions of buyers and sellers across goods and services, jobs, autos and real estate, OLX KZ is one of the most widely used digital platforms in Kazakhstan. As of June 30, 2025, OLX KZ had approximately 10 million monthly active users and 3.6 million listings, and was visited monthly by more than 52% of the country’s active internet users. VEON and Kyivstar Marked Historic Listing with Nasdaq Opening Bell and to Launch “Invest in Ukraine NOW!” Campaign in the U.S. On August 27, 2025, VEON, parent company of Ukraine’s leading digital operator Kyivstar Group Ltd (“Kyivstar Group”), kicked off a series of strategic engagements in New York to celebrate the first Ukrainian landmark listing on Nasdaq Stock Market and to officially launch their “Invest in Ukraine NOW!” campaign in the United States. Representatives of the Ukrainian Government, VEON and Kyivstar Group investors, leaders in the Ukrainian and American business communities, international finance institutions, and Board members of VEON’s other operating companies joined the VEON and Kyivstar Group teams for the week’s activities. On August 28, 2025 VEON and Kyivstar Group hosted an investor meeting which provided an update on Kyivstar Group’s strategic initiatives, financial performance, and market outlook. Members of the senior management team presented key developments from the second quarter 2025 results and engage with investors during a Q&A session. On August 29, 2025, capping a week of activities, the Kyivstar Group Board and Kyivstar Group President Oleksandr Komarov were joined by the Prime Minister of Ukraine Yuliia Svyrydenko, the Head of the President’s Office of Ukraine Andriy Yermak and the Minister of Economy Oleksii Sobolev, as well as VEON and Kyivstar Group teams, investors and guests at the opening bell ceremony, marking Kyivstar’s historic listing as the first Ukrainian company trading on a U.S. stock exchange which culminated with the ringing of the opening bell on August 29, 2025. “KYIV” Ticker Goes Live on Nasdaq as Kyivstar Group Commences Trading On August 15, 2025, VEON announced that Kyivstar Group Ltd. started trading on Nasdaq Stock Market under the ticker symbol “KYIV”. With the commencement of the trading, Kyivstar Group (Nasdaq: KYIV) becomes the first Ukrainian company listed on U.S. stock markets. VEON Completes Sale of Beeline Kyrgyzstan On August 12, 2025, VEON announced that it has completed the sale of its 50.1% indirect stake in Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Open Joint Stock Company “Eldik Bank”. The transaction was completed following receipt of all necessary regulatory approvals. This transaction follows VEON’s previously announced strategy to simplify its group structure and optimize its portfolio, focusing on countries with larger populations and with opportunities to grow multiple scalable digital businesses in addition to its connectivity offerings. VEON’s Kyivstar Delivers First Messages via Starlink in Direct to Cell Satellite Connectivity Test in Ukraine On August 12, 2025, VEON announced that Kyivstar, its digital operator in Ukraine, has successfully conducted a test of satellite and terrestrial network integration using Starlink Direct to Cell technology. This is the first field test of Starlink Direct to Cell in eastern Europe. This marks a major milestone in integrating satellite connectivity into Ukraine’s telecommunications infrastructure, with the aim of providing reliable and resilient connectivity when terrestrial connectivity is unavailable. Kyivstar and Starlink intend to commercially launch Direct to Cell connectivity in the fourth quarter of the year starting with messaging services.

Earnings Release 3Q25 23 CONTENT OF THE ATTACHMENTS Attachment A Operational performance drivers 24 Attachment B Reconciliation tables 25 Attachment C Debt management and liquidity overview. 28 Attachment D Rates of functional currencies to USD 30 Attachment E Definitions 31 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook 3Q2025.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/ ATTACHMENTS

Earnings Release
3Q25

ATTACHMENT A: OPERATIONAL PERFORMANCE DRIVERS

TELECOM PERFORMANCE DRIVERS:

	Mobile subscribers (millions)					Fixed-line broadband subscribers (millions)				
	3Q25	2Q25	QoQ	3Q24	YoY	3Q25	2Q25	QoQ	3Q24	YoY
Pakistan	72.7	73.9	(1.5%)	71.6	1.6%					
Ukraine	22.5	22.4	0.4%	23.3	(3.6%)	1.2	1.1	1.2%	1.1	2.9%
Kazakhstan	11.9	11.7	1.2%	11.6	1.9%	0.7	0.7	3.0%	0.7	4.1%
Bangladesh	34.7	34.8	(0.5%)	37.8	(8.2%)					
Uzbekistan	7.7	7.9	(1.7%)	8.2	(5.5%)					
Kyrgyzstan	0.0	1.6	(100.0%)	1.7	(100.0%)					
Total	149.5	152.3	(1.8%)	154.2	(3.1%)	1.9	1.9	1.9%	1.8	3.4%

DIGITAL PERFORMANCE DRIVERS:

Digital MAUs (millions)[1]	3Q25	2Q25	QoQ	3Q24	YoY
Pakistan					
Jazz Cash	20.6	21.1	(2.6%)	19.2	7.2%
Tamasha	31.8	12.1	163.5%	10.6	199.4%
ROX	1.2	0.8	54.3%	0.5	150.0%
Simosa	21.8	21.2	2.7%	15.4	41.6%
FikrFree[2]	10.5	9.8	7.4%	6.0	74.2%
Ukraine					
Helsi	2.5	2.5	0.3%	2.4	5.6%
Kyivstar TV	2.1	2.0	6.7%	1.6	31.7%
Uklon Product	3.6	3.5	3.2%	-	n.m
MyKyivstar	5.2	5.4	(2.8%)	5.1	3.7%
Kazakhstan					
Simply	3.8	3.2	16.6%	2.3	65.5%
BeeTV	0.95	0.89	6.5%	0.90	5.9%
IZI	0.9	0.7	37.3%	0.6	55.9%
Janymda	4.74	4.70	0.9%	4.70	1.0%
Bangladesh					
Toffee	7.3	4.4	67.0%	6.1	18.5%
RYZE	0.22	0.23	(4.5%)	-	n.m
MyBL	8.3	8.3	(0.3%)	7.6	9.3%
Uzbekistan					
BeePul	1.3	1.5	(11.6%)	1.28	3.7%
KINOM	0.48	0.45	6.5%	-	n.m
BeeTV	0.95	0.89	6.5%	0.90	5.9%
Hambi	4.3	4.6	(5.5%)	4.8	(10.7%)
OQ	0.9	0.6	44.1%	0.2	412.5%
VEON					
Others	9.8	11.2	(12.4%)	12.7	(23.0%)
Total	143.3	120.0	19.4%	102.9	39.3%

1. All MAUs refer to users active during Sep 2025.
2. Represents active policy holders as of Sep 2025.

24

Earnings Release
3Q25

ATTACHMENT B: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA TO PROFIT/(LOSS) FOR THE PERIOD

USD million Unaudited	3Q25	3Q24	9M25	9M24
EBITDA	**524**	**438**	**1,483**	**1,283**
Depreciation	(150)	(132)	(429)	(396)
Amortization	(55)	(50)	(169)	(149)
Operating profit before impairment, disposals and listing	**319**	**256**	**884**	**738**
Impairment (loss) / gain	(3)	(1)	(6)	(2)
Gain/(loss) on disposals of non-current assets	1	(0)	1	(2)
(Loss) /gain on disposals of subsidiaries	(97)	146	401	146
Listing expense	(162)	-	(162)	-
Operating profit	**59**	**401**	**1,118**	**880**
Financial income and expenses, of which:	(132)	(112)	(358)	(340)
- Financial income	14	11	34	32
- Financial expenses	(146)	(123)	(392)	(372)
Net foreign exchange gain /(loss) and others, of which:	(11)	5	(30)	15
- Other non-operating gains/(losses)	(4)	2	27	23
- Net foreign exchange gain / (loss)	(7)	3	(58)	(8)
(Loss) / Profit before tax from operations	**(83)**	**294**	**729**	**555**
Income tax expense	(44)	(67)	(130)	(162)
(Loss) / Profit from operations	**(127)**	**227**	**599**	**394**
(Loss) / Profit for the period	**(127)**	**227**	**599**	**394**
Profit attributable to non-controlling interest	4	18	36	60
(Loss) / Profit attributable to VEON shareholders	(131)	209	563	334

RECONCILIATION OF LTM PROFIT AND EPS

USD million	4Q24	9M25	LTM'25	4Q'23	9M24	LTM'24
Net profit attributable to owners of the parent (cont. operations)	82	563	**645**	**67**	**334**	**401**
Number of shares outstanding						
Basic			1,762			1,768
Diluted			1,814			1,804
Earnings per share						
Basic			**0.37**			**0.23**
Diluted			**0.36**			**0.22**
Earnings per ADS[1]						
Basic			**9.16**			**5.66**
Diluted			**8.89**			**5.55**

1. The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS.

RECONCILIATION OF CAPEX

USD million	3Q25	3Q24	9M25	9M24
Capex excluding license and capitalised leases	**223**	**198**	**589**	**504**
Adding back purchase of licenses	(87)	(54)	(197)	(158)
Difference in timing b/w accrual and payment for capital expenditures	115	80	283	335
Cash paid for capital expenditures Incl. licenses	**251**	**224**	**675**	**681**

25

Earnings Release
3Q25

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	3Q25	3Q24	YoY change	9M25	9M24	YoY change
EBITDA	524	438	86	1,483	1,283	200
Movements in working capital	(88)	32	(120)	(109)	(55)	(54)
Movements in provisions	32	(1)	32	79	40	40
Net tax paid	(79)	(69)	(9)	(324)	(199)	(124)
Cash capex (excluding license payments)	(194)	(171)	(23)	(602)	(559)	(43)
Gain/(loss) on disposal of non-current assets	1	1	(0)	4	102	(97)
Proceeds from sale of Business	97	(2)	99	378	(2)	379
Proceeds from Share Issuance	132	-	132	132	-	132
Interest expense - banking services	(10)	(11)	1	(26)	(33)	7
Net cashflow from banking services	80	5	75	(9)	14	(23)
Unlevered Free Cash Flow	495	221	274	1,006	590	416
Net interest	(65)	(81)	15	(237)	(387)	150
Equity Free Cash Flow	430	141	289	769	203	566
Lease liabilities payments - principal	(70)	(45)	(25)	(176)	(126)	(50)
Licenses payments	(57)	(53)	(4)	(73)	(122)	49
Equity Free Cash Flow (after leases and licenses)	303	43	260	520	(45)	565

RECONCILIATION OF LOCAL CURRENCY AND REPORTED YOY GROWTH RATES

3Q25

	Revenue		
	LCY	Impact of FX and other	Reported
Pakistan	14.6%	(1.8%)	12.8%
Ukraine	21.1%	(1.1%)	20.0%
Kazakhstan	6.7%	(11.6%)	(4.9%)
Bangladesh	(2.4%)	(2.6%)	(5.0%)
Uzbekistan	9.3%	1.3%	10.6%
Total	11.0%	(3.5%)	7.5%

	EBITDA		
	LCY	Impact of FX and other	Reported
Pakistan	27.1%	(2.0%)	25.1%
Ukraine	20.3%	(1.1%)	19.2%
Kazakhstan	21.5%	(13.2%)	8.3%
Bangladesh	1.8%	(2.7%)	(0.9%)
Uzbekistan	5.7%	1.0%	6.7%
Total	24.2%	(4.5%)	19.7%

26

Earnings Release
3Q25

RECONCILIATION OF AMOUNTS: REPORTED AND IN CONSTANT CURRENCY

3Q25

USD, million	Reported	Constant FX
Total revenue		
Pakistan	405	411
Ukraine	299	302
Kazakhstan	213	238
Bangladesh	117	120
Uzbekistan	77	77
HQ, other and eliminations	4	4
Total	1,115	1,153

USD, million	Reported	Constant FX
EBITDA		
Pakistan	186	189
Ukraine	172	173
Kazakhstan	115	129
Bangladesh	49	50
Uzbekistan	27	26
HQ, other and eliminations	(24)	(24)
Total	524	543

EBITDA RECONCILIATION ON COUNTRY LEVEL

3Q25

USD million	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and Eliminations	VEON Consolidated
EBITDA	**186**	**172**	**115**	**49**	**27**	**2**	**(27)**	**524**
Less								
Depreciation	(45)	(32)	(24)	(34)	(14)	(1)	1	(150)
Amortization	(17)	(17)	(5)	(14)	(1)	(0)	(0)	(55)
Impairment loss	(0)	(2)	(0)	(0)	-	-	(0)	(3)
Listing Fee	-	-	-	-	-	-	(162)	(162)
Gain / (Loss) on disposals of non-current assets	0	(0)	(0)	1	0	0	(0)	1
Gains / (Losses) on sale of investments in subsidiaries	(21)	-	-	-	(0)	-	(75)	(97)
Operating profit / (loss)	**102**	**120**	**85**	**3**	**11**	**1**	**(263)**	**59**

27

Earnings Release 3Q25 28 ATTACHMENT C: DEBT MANAGEMENT AND LIQUIDITY OVERVIEW. RECONCILIATION OF NET DEBT USD million 30 Sep 2025 30 Jun 2025 31 Mar 2025 31 Dec 2024 30 Sep 2024 Net debt, excluding leases and banking operations in Pakistan 1,729 1,962 1,810 1,901 2,100 Lease liabilities - principal 1,749 1,708 1,095 1,033 1,014 Net debt, excluding banking operations in Pakistan 3,478 3,671 2,905 2,934 3,114 Cash and cash equivalents 1,663 1,282 1,773 1,689 1,019 Deposits in MMBL and JazzCash in Pakistan (282) (326) (303) (243) (144) Long-term and short-term deposits 3 1 2 2 2 Gross debt 4,861 4,627 4,377 4,381 3,991 Interest accrued related to financial liabilities 72 49 85 47 80 Other unamortised adjustments to financial liabilities (fees, discounts etc.) (18) (21) (18) (14) (13) Derivatives not designated as hedges - - 9 - - Derivatives designed as hedges - - - - - Other financial liabilities 35 13 0 0 0 Total f inancial l iabil ities 4,951 4 ,668 4 ,453 4 ,414 4 ,058 GROUP DEBT AND LIQUIDITY CURRENCY MIX As of 30 Sep 2025 USD equivalent, millions Gross Debt Capitalised leases Gross debt excluding leases Cash, cash equivalents and deposits Net debt * excluding leases USD 1,654 4 1,650 1,021 629 EUR 159 - 159 23 136 PKR 1,914 961 953 337 898 BDT 544 376 168 64 104 UAH 185 185 - 124 (124) Other 405 223 182 96 87 Total 4,861 1,749 3,112 1,666 1,729 * Note: Cash and cash deposits includes USD 282m relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. OUTSTANDING DEBT BY ENTITY Entity as of 30 Sep 2025 Bonds Loans Overdrafts and vendor financing Total outstanding debt VEON MidCo B.V. 1,283 210 - 1,493 VEON Holdings B.V. 37 - - 37 Pakistan Mobile Communications Limited 53 884 1 938 Banglalink Digital Communications Ltd. - 168 53 221 KaR-Tel Limited Liability Partnership - 94 101 195 Unitel LLC - 72 79 151 Others 7 67 3 77 Total bonds, loans, overdrafts and other 1,380 1,495 237 3,112 Financial Leases 1,749 Gross debt 4,861 Cash, cash equivalents and deposits 1,666 Net debt, excluding leases and banking operations in Pakistan 1,729

Earnings Release
3Q25

DEBT MATURITY PROFILE (USD millions)

External Debt:

Entity	2025	2026	2027	Beyond 2027	Total
VEON MidCo BV	-	-	1,293	200	1,493
VEON Holdings BV	-	37	-	-	37
PMCL	69	102	71	696	938
Banglalink	38	144	24	14	221
Kartel	25	78	66	26	195
Unitel	12	82	38	19	151
Others	3	-	2	11	16
Total	147	443	1,495	965	3,051

Note: Weighted average debt maturity is 2.7 years

Lease Liabilities (Principal)

Entity	2025	2026	2027	Beyond 2027	Total
Pakistan	55	152	125	628	961
Bangladesh	12	53	45	266	376
Kazakhstan	13	42	44	75	174
Ukraine	8	33	33	111	185
Uzbekistan	3	13	13	21	49
Headquarter	4	-	-	-	4
Total	95	293	260	1,101	1,749

Note: Weighted average debt maturity is 5.1 years

29

Earnings Release
3Q25

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	3Q25	3Q24	YoY	30-Sep-25	30-Sep-24	YoY
Pakistan Rupee	282.9	278.5	-1.6%	281.4	277.8	-1.3%
Ukraine Hryvnia	41.5	41.1	-0.9%	41.3	41.2	-0.4%
Kazakhstan Tenge	536.2	477.9	-12.2%	548.8	479.2	-14.5%
Bangladeshi Taka	121.6	118.3	-2.7%	121.6	119.5	-1.7%
Uzbekistan Som	12,503.7	12,650.0	1.2%	12,067.8	12,715.4	5.1%
Kyrgyzstan Som	87.4	84.9	-3.0%	87.4	84.2	-3.8%

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Earnings Release 3Q25 31 ATTACHMENT E: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile and digital service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, but excluding revenue from fixed IPTV) by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2024 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, Pakistan banking cash flows, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, inflows from sale of business and proceeds from issuance of shares. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Identified items are amounts impacting revenues and/or EBITDA, which may be recurring in nature but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile financial services (“MFS”) or digital financial services (“DFS”) are a variety of innovative services, such as mobile commerce, which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees,

Earnings Release 3Q25 32 loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (Sold during this quarter) and “HQ” represents transactions related to management activities within the group in Dubai and Amsterdam. .

Earnings Release 3Q25 33 VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. These figures are preliminary and subject to financial closing procedures that have not yet been completed, and are, therefore, subject to inherent uncertainties and may change. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. The financial results presented herein for Ukraine include results for Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, as well as Ukraine Tower Company LLC (“UTC”), which is our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. Therefore, readers are advised that the financial results presented herein for Ukraine do not match those prepared for and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include, but are not limited to, statements relating to VEON’s plans to implement its strategic priorities, including its 2025 guidance; VEON's ability to achieve anticipated performance results and generate sufficient cash flows to service its obligations; VEON’s intended expansion of its digital experience, including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition; and VEON’s capital allocation policy and target for distributing value to shareholders. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law. DISCLAIMER AND NOTICE TO READERS